SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex” or the “Company”) 18 King St. East, Suite 1210 Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

June 14, 2007

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire on June 14, 2007.

Item 4	Summary of Material Change

Crystallex reported that it has received notice from the Corporación Venezolana de Guayana (“CVG”) that the environmental permit to commence construction of the mine at the Company’s Las Cristinas Project will be issued following the payment of taxes and posting of the bond. Crystallex has posted the bond and paid the taxes. The CVG now awaits the permit required for the construction of the mine from the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb” formerly referred to as “MARN”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Crystallex reported that it has received notice from the CVG, that the requirements of the MinAmb for the issuance of the environmental permit to commence construction of the Las Cristinas Project have been fulfilled.

MinAmb, based on its approval of the Environmental Impact Study (“EIS”) for the Las Cristinas gold project, requested the CVG to post a Compliance Guarantee Bond and pay certain taxes for the issuance of the environmental permit. Crystallex has posted the bond and paid the taxes.

The CVG confirmed that the approval of the EIS, the posting of the bond and the payment of the taxes represent the final and conclusive step in the procedure for the issuance of the environmental permit to construct the Las Cristinas Project. Crystallex as the builder and operator of Las Cristinas will have use of this permit in order to construct the project on the basis of the approved feasibility study.

In the formal notice that MinAmb sent to the CVG, it was stated that the environmental permit will be issued following the payment of taxes and posting of the bond. The CVG now awaits the permit required for the construction of the mine from MinAmb.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Gordon Thompson President and Chief Executive Officer Telephone: 416.777.7329

Item 9	Date of Report

June 21, 2007

CRYSTALLEX INTERNATIONAL CORPORATION

Gordon Thompson
Gordon Thompson President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	June 21, 2007	By:	/S/ ROBERT CROMBIE
Name: Robert Crombie Title: Senior Vice President, Corporate Development